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                                                                    EXHIBIT 99.1

           ARTHUR ANDERSEN LLP QUALITY ASSURANCE REPRESENTATION LETTER

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

March 29, 2002

Dear Sir or Madam:

Arthur Andersen LLP ("Andersen") has represented to SkyWest, Inc. that the audit completed for the year ended December 31, 2001, was subject to Andersen's quality control system for the United States accounting and auditing practice. Andersen has provided assurance to SkyWest that the audit engagement was conducted in compliance with professional standards. The audit was conducted with the appropriate continuity and availability of personnel as well as the appropriate availability of national office consultation.

Sincerely,

/s/ Bradford R. Rich
    ----------------------------
    Bradford R. Rich
    Executive Vice President and
    Chief Financial Officer


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